

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2006

Mr. Joseph B. Feiten
Chief Financial Officer
American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, CO 80265

> **Re: American Oil & Gas Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 6, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006**
> **and September 30, 2006**
> **Filed May 19, 2006, August 11, 2006 and November 20, 2006**
> **File No. 1-31900**

Dear Mr. Feiten:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Cover Page

1.   We note that your periodic and current reports identify your Commission File
      Number to be 0-31547. Please use the correct Commission File Number of 1-
      31900 on these reports.

General Overview

Developments Since December 31, 2004, page 2

2.   We note the disclosure of the shares issued for the Tower Columbia Corporation
      (TCC) merger. Expand your Management Discussion and Analysis to include a
      discussion of the assets acquired as a result of this merger and its resulting impact
      on your financial condition and results of operations.

Liquidity and Capital Resources, page 22

3.   You have disclosed significant drilling, completion, leasehold and acquisition
      costs for the 2005 and 2004 fiscal years. Expand this disclosure to relate the
      amounts and nature of these costs to each of your properties identified under item
      two on page 12.

Statement of Cash Flows, page F-7

4.   We note that the 2005 cash flow statement reports preferred dividends payable as
      a positive cash flow. Refer to the requirements for reporting a noncash financing
      activity as described in SFAS 95, paragraph 32. Please revise accordingly.

Notes to Financial Statements

Note 1 – Significant Accounting Policies, page F-9

5.   We note you issued stock for a statutory merger in 2005, report jointly owned
      leases and have participation in working interests. Add a disclosure to address
      your accounting policy with respect to your treatment of subsidiaries and joint
      ventures.

Revenue Recognition, page F-13

6.   Refer to comment six in our letter of December 19, 2003 and your response letter of January 26, 2004 with regard to revenue recognition. Expand your revenue recognition disclosures to describe at what point you consider title of oil and gas produced from a well to be conveyed to the purchaser to be accounted for as sold.

Note 3 – Stockholders' Equity

Series AA Convertible Preferred Stock, page F-18

7.   In your Form 8-K filed July 27, 2005, you disclosed you are required to file a registration statement within 75 days in order to register the common stock underlying the preferred stock and warrants. Your filing indicates that you accounted for this transaction as equity rather than as liabilities. However, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19, you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for this transaction. If you believe that the warrants should be classified as equity upon issuance, disclosure here and elsewhere in your filing must specifically indicate that net-cash settlement is not permitted or required. Additionally, your warrant agreement must also include this language. Please direct us to this language in your agreement. Otherwise, liability classification would be required upon issuance.

Note 5 – Income Taxes, page F-22

8.   We note the information in the rate reconciliation and the components of deferred tax assets and liabilities. Tell us:

- why your deferred tax asset due to net operating losses carryovers increased in fiscal 2005 given your reported book income for the fiscal year 2005, and

- why your valuation allowance decreased in 2005 given that your net operating loss carryover increased during 2005.

    We may have further comment.

Note 9 – Information Regarding Proved Oil and Gas Reserves (unaudited), page 27

9.   We note that in the table reporting the changes standardized measure of discounted future net cash flows, the beginning balance for December 31, 2005 does not equal the ending balance for December 31, 2004. Tell us the reasons why these two amounts are not in agreement.

Other

10.   Revise your footnotes to the fiscal 2005 financial statements to disclose the information required under Statement of Financial Accounting Standards (SFAS) 141, paragraphs 51-54 with respect to the TCC merger. Include in your response a discussion of the reasons for the cost assigned to the acquired entity and reference to the authoritative literature that is applicable. Also tell us why you did not file financial statements of TCC upon acquisition in accordance with Regulation S-X, Rule 3-05. We may have further comments.

11.   We note your sale of the Big Sky project as of March 31, 2006. Tell us why this item is not classified as an asset held for sale in your December 31, 2005 balance sheet and as a discontinued operation in your 2005 statements of operations and cash flows. Address the requirements of Statement of Financial Accounting Standards (SFAS) 144 in your response. In addition, tell us why the Big Sky project is not classified as a discontinued operation in the statement of operations and cash flows in each of your 2006 Form 10-Qs.

Exhibits 31.1 and 31.2

12.   We note that these certifications contain improper wording. Please provide certifications worded exactly as specified in Regulation S-K Item 601(b)(31) in future filings. We note that the title should be "Certification".

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Consolidated Statements of Income, page 4

13.   We note the recognized gains from the sale of the Bear Creek and Goliath projects. Tell us why the gains from these sales are recognized, rather than being accounted for as adjustments of capitalized costs under the full cost method as required by Regulation S-X 4-10(c)(6).

Engineering Comments

Notes to Financial Statements

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-25

14.   We note significant oil reserve revisions in 2004 and significant gas reserve revisions in 2005. Please provide us with the reasons for these revisions.

15.   Please confirm that in future filings where significant changes in reserves are reported in the table of reserve changes, you will provide appropriate explanations of such changes. Please see paragraph 11 of SFAS 69 for guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief